BuyRite Club Corp.
7076 Spyglass Avenue
Parkland, FL 33076

March 10, 2012

<u>Via Email</u>

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC

Re: BuyRite Club Corp.
Form 10-K for the fiscal year ended September 30, 2011
Filed December 20, 2011
File #333-154931
Comment letter dated February 29, 2012

Dear Mr. Thompson,

Pursuant to your comment letter, we would appreciate an extension of time to file our amended Form 10-K until March 19, 2012. As we are evaluating in determining our response to your professional comments, this extended period of time is required.

BuyRite Club Corp. fully acknowledges that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your professionalism and cooperation.

Sincerely,
/s/ Judith Adelstein
Principal Executive Officer
BuyRite Club Corp.